SUB-ITEM 77D


         REVALUATION OF ASSETS OR RESTATEMENT OF CAPITAL SHARE ACCOUNT


                          AIM VARIABLE INSURANCE FUNDS


On December 14, 2000, the Board of Trustees of AIM Variable Insurance Funds, with respect to its AIM V.I. Money Market Fund (the "Fund"), approved changes to its amortized cost procedures. The procedures were revised to include pricing procedures for Participation Agreements in which the Fund may participate in as an investment vehicle. In order to price these investments for the weekly mark to market review, they will be compared to securities of a comparable credit rating positioned within the same maturity date range. The market value for these comparable securities will be obtained from the broker-dealer community, and a risk premium will be applied in order to account for the illiquid nature of loan participations.